UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              Lipid Sciences, Inc.
                      _____________________________________
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                      _____________________________________
                         (Title of Class of Securities)

                                   53630P 10 1
                      _____________________________________
                                 (CUSIP Number)

        Bill E. Cham, Ph.D.                          with a copy to:
      KAI International, LLC                         James B. Bucher
        190 Woodlands Drive                        Shearman & Sterling
    Thornlands, Queensland 4157                      1080 Marsh Road
             Australia                             Menlo Park, CA 94025
           617 3274 4452                              (650) 838-3737

                 _______________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2002
                 _______________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D


-------------------------------                --------------------------------
    CUSIP No. 53630P 10 1                                  Page 2 of 8
-------------------------------                --------------------------------
-------------------------------------------------------------------------------
   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
   KAI International, LLC                        I.D. No. 33-0988813
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ X ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING            0
PERSON WITH
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER

                             4,755,013
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
                    -----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             4,755,013
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,755,013
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------                  ------------------------------
     CUSIP No. 53630P 10 1                                 Page 3 of 8
-------------------------------                  ------------------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bill E. Cham                                  I.D. No.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ X ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Netherlands
-------------------------------------------------------------------------------
NUMBER OF SHARES       7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING            0
PERSON WITH
-------------------------------------------------------------------------------
                       8     SHARED VOTING POWER

                             4,808,346
-------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             4,808,346
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,808,346
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.7%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------                --------------------------------
    CUSIP No. 53630P 10 1                                  Page 4 of 8
-------------------------------                --------------------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tania R. Chase                    I.D. No.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ X ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Australia
-------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               0
PERSON WITH
                         ------------------------------------------------------
                         8      SHARED VOTING POWER

                                4,755,013
                         ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,755,013
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,755,013
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*                                                         [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------                --------------------------------
    CUSIP No. 53630P 10 1                                  Page 5 of 8
-------------------------------                --------------------------------

Item 1.  Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (as amended, the "Schedule") filed with the Securities and Exchange Commission on December 10, 2001 by Bill E. Cham, Tania R. Chase and KAI International LLC and relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Lipid Sciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule is filed jointly on behalf of KAI
International, L.L.C., a Delaware limited liability company ("KAI"), Bill E. Cham, Ph.D. and Tania R. Chase. KAI is managed by Dr. Cham and Ms. Chase. Dr. Cham and Ms. Chase are deemed to have beneficial ownership of the 4,755,013 shares of common stock of the Issuer owned by KAI (the "Shares") based on their status as the managing members of KAI (KAI, Dr. Cham and Ms. Chase are collectively referred to herein as the "Reporting Persons"). KAI has no operations. The principal business address of KAI, Dr. Cham and Ms. Chase is 190 Woodlands Drive, Thornlands, Queensland, Australia 4157. Dr. Cham's principal occupation is as the Director at Aruba International PTY, Ltd. Ms. Chase's principal occupation is as the secretary of Aruba International PTY, Ltd. Dr. Cham is a citizen of the Netherlands and Ms. Chase is a citizen of Australia.

     (d)-(e) During the last five years, none of the Reporting Persons has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable to this Amendment.

Item 4.  Purpose of Transaction.

     The Reporting Persons have not acquired or disposed of any Common Stock since filing his original Schedule 13D on December 10, 2001. However, the Reporting Persons have entered into a Proxy, Standstill and Release Agreement, defined and fully described in Item 6.

                                  SCHEDULE 13D


-------------------------------                --------------------------------
    CUSIP No. 53630P 10 1                                  Page 6 of 8
-------------------------------                --------------------------------

Item 5.  Interest in Securities of the Issuer.

     Ms. Chase's interest in the Shares has remained unchanged from her original
Schedule 13D, filed on December 10, 2001, except as to the manner in which the right to vote the Shares has been limited by the Proxy, Standstill and Release Agreement defined and discussed in Item 6. Dr. Cham's interest in the shares has increased as a result of the vesting of two-thirds of his 80,000 option grant filed on with the Securities and Exchange Commission on Form 4 dated April 22, 2002. Dr. Cham's interest in the Shares was also limited pursuant to the Proxy, Standstill and Release Agreement defined in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The following supplements the disclosure contained in the Reporting Person's Schedule 13D filed on December 10, 2001.

     KAI and Dr. Cham have entered into a Proxy, Standstill and Release Agreement dated as of December 2, 2002 (the "Agreement") with the Issuer and all members of the Issuer's Board of Directors other than Dr. Cham (the "Director Parties"). The Agreement has been entered into in connection with certain understandings reached by Dr. Cham and the Director Parties regarding the resolution of issues that have arisen with respect to certain corporate governance matters in relation to the Company, its employees, customers and stockholders.

     In consideration for certain corporate governance changes enumerated below, the KAI and Dr. Cham agree to (i) a standstill period wherein neither they nor any party on their behalf shall solicit or induce a proxy or other authority to vote with respect to any voting of the securities of the Issuer until the day immediately after the 2004 Annual Meeting of the Issuer's stockholders (the "Standstill Period"); (ii) until the end of the Standstill Period, vote their shares at every meeting of the stockholders of the Issuer called, and on every action or approval by written consent of the stockholders of the Issuer, in accordance with the recommendation of the Director Parties, subject to certain limitations that make the arrangement consistent with regulatory constraints and except with respect to a vote of the stockholders of the Issuer to remove Dr. Cham as a director of the Issuer; (iii) deliver to the Issuer an irrevocable proxy wherein each of KAI and Dr. Cham irrevocably appoints the Director Parties with full power of substitution, as their attorneys and proxies with the authority to vote any and all shares of the Common Stock of the Issuer held with respect to any meeting of the stockholders of the Issuer during the Standstill Period.

     Except with the prior written consent of each Director Party, KAI and Dr. Cham hereby agree, during the Standstill Period, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Shares, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (iii) take any action that would cause any representation or warranty of KAI and or Dr. Cham contained herein to become untrue or incorrect or have the effect of preventing or disabling KAI and or Dr. Cham from performing their obligations under this Agreement or (iv) commit or agree to take any of the actions prohibited by this sentence. Notwithstanding the foregoing sentence, following the expiration of the lock-up period specified in that certain Lock-Up Agreement, dated November 29, 2001, executed by such KAI and Dr. Cham in connection with the merger of Lipid Sciences, Inc., a privately-held Delaware corporation, with and into NZ Corporation, an Arizona corporation, KAI and Dr. Cham may sell Shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), provided that (i) each such sale satisfies all of the requirements of Rule 144 of the Securities Act, including the requirements under Rule 144(f) of the Securities Act that such Shares be sold in "brokers' transaction" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker," as that term is defined in
Section 3(a)(38) of the Securities Exchange Act of 1934, as amended, (ii) KAI and or Dr. Cham provides the Company with written notice at least two business days prior to any such sale, which notice shall provide the date of such proposed sale and the number of Shares that are proposed to be sold and (iii) KAI and or Dr. Cham provides to the Company's transfer agent any documents or opinions that may be requested by such transfer agent in connection with such sale. Any transfer of Shares not permitted hereby shall be null and void. KAI and Dr. Cham agree that any such prohibited transfer may and should be enjoined. If any involuntary transfer of any of the Shares shall occur (including, but not limited to, a sale by such KAI or Dr. Cham's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.

     In turn, the Director Parties have undertaken, or will undertake certain changes to the the Board of Directors and the management of the Issuer including
(i) appointment of Richard G. Babbitt as Chairman of the Board of Directors,
(ii) election of H. Bryan Brewer Jr., M.D., as a director of the Board of Directors, (iii) formation of a three-person Executive Committee consisting of Richard G. Babbitt, S. Lewis Meyer and Frank M. Placenti to serve an advisory role to the Board of Directors and to management of the Company, (iv) resignation of Phillip C. Radlick, Ph.D., from the position of President and Chief Executive Officer of the Issuer and from the Board of Directors, (v) retainment of an executive search firm to identify candidates for the position of President and Chief Executive Officer and (vi) identification of qualified candidates to serve as independent directors of the Board of Directors and the election of one or more of such candidates to the Board of Directors.

     In addition, KAI and Dr. Cham release and forever discharge the Issuer and the Director Parties from claims that arise out of the actions of the Issuer, its management or Board of Directors taken prior to the Agreement. In turn, the Issuer and the Director Parties release and forever discharge the KAI and Dr. Cham from claims relating to certain of the corporate governance changes effected as part of the Agreement as described in the preceding paragraph.

     Finally, Mr. Cham agrees to publicly communicate his support for the Issuer and the decisions and actions undertaken by the Issuer at the direction of its management or its Board of Directors and to refrain from any actions or communications that would reasonably be regarded as expressing lack of support therefor.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Proxy, Standstill and Release Agreement dated December 2, 2002, among Lipid Sciences, Inc., the Director Parties, named therein, and KAI International, LLC and Bill E. Cham.

Exhibit 2 Irrevocable Proxy dated December 2, 2002 of KAI International, LLC.

Exhibit 3 Irrevocable Proxy dated December 2, 2002 of Bill E. Cham.

                                  SCHEDULE 13D


-------------------------------                --------------------------------
    CUSIP No. 53630P 10 1                                  Page 7 of 8
-------------------------------                --------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2003      KAI INTERNATIONAL, LLC


                              By: /s/ Bill E. Cham
                                  ------------------------------------------
                              Name: Bill E. Cham
                              Title: Ph.D., Manager


                              By: /s/ Tania R. Chase
                                  ------------------------------------------
                              Name: Tania R. Chase
                              Title: Manager


                              /s/ Bill E. Cham
                              ----------------------------------------------
                              Bill E. Cham


                              /s/ Tania R. Chase
                              ----------------------------------------------
                              Tania R. Chase